Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2006	2005 Restated	2006	2005 Restated
Earnings: Income before provision for income taxes	$138,503	$196,537	$ 508,589	$ 624,775
Interest expense	306,420	235,668	862,155	642,520
Implicit interest in rents	5,182	4,921	15,388	14,284
Total earnings	$450,105	$437,126	$1,386,132	$1,281,579
Fixed charges: Interest expense	$306,420	$235,668	$ 862,155	$ 642,520
Implicit interest in rents	5,182	4,921	15,388	14,284
Total fixed charges	$311,602	$240,589	$ 877,543	$ 656,804
Ratio of earnings to fixed charges	1.44	1.82	1.58	1.95

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